UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 22 August 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
STATEMENT BY GOLD FIELDS BOARD
THE BOARD OF GOLD FIELDS LIMITED REPORTS THE CONCLUSION OF ITS
EXAMINATION INTO THE BLACK ECONOMIC EMPOWERMENT TRANSACTION
RELATED TO GOLD FIELDS' SOUTH DEEP OPERATIONS
Johannesburg, 22 August 2013. The Board of Directors of Gold
Fields Limited reports that it has concluded its examination of the Black Economic Empowerment (BEE) transaction related to Gold
Fields’ South Deep operations.

Following extensive deliberations and careful consideration of the matter, which included a comprehensive independent
investigation and the receipt of advice from external legal
counsel, the Board continues to believe that the BEE transaction is one of lasting benefit to the Company and its BEE
stakeholders. However, the Board's examination has highlighted that the implementation of the transaction did not consistently meet the high standards set by Gold Fields.

In particular, the Board has identified areas that require
further attention where internal policies and procedures can be strengthened. These include policies and procedures designed to increase transparency and improve the timeliness of internal communications between management and the Board.

The Board has communicated its concerns to the Chief Executive
Officer (CEO) and, in recognition of the concerns which have been generated around the BEE transaction relating to South Deep, CEO
Nick Holland has offered to waive his bonus in respect of the
2013 financial year end.

The Board continues to have full confidence in Nick and is
determined to work with him and the other members of Gold Fields management to design and implement any necessary changes and to ensure that any policies and procedures result in improved
oversight and are rigorously followed by Gold Fields management and other employees, as well as by any agents or third parties working on behalf of Gold Fields.

The Board is pleased that this matter has now been concluded and that the Company can move forward in operating its business for the benefit of all stakeholders.

22 August 2013
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 22 August 2013
By:            /s/ Nicholas J. Holland
Name:        Nicholas J. Holland
Title:          Chief Executive Officer